Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

GOUNKOTO GOLD MINE OFFICIALLY OPENED

Gounkoto, Mali, 6 August 2012 – Randgold Resources’ Gounkoto gold mine in Mali was today officially opened by the country’s minister of the economy, finance and budget, Tiena Coulibaly, accompanied by the ministers of mines, environment and public works.

Gounkoto is Randgold’s fourth gold mine in Mali and while it is a separate corporate entity with its own mining licence, it is operationally linked to the company’s nearby Loulo complex, itself in the process of expansion.

Speaking at the opening, which was attended by Randgold’s board of directors, members of the Mali government, ambassadors, local and traditional authorities and business partners, chief executive Mark Bristow said the Loulo-Gounkoto combination was shaping up as one the largest gold mining operations in Africa. The mine complex would not only support the company’s continued growth but would entrench and expand gold mining as a major contributor to the Malian economy. He noted that Randgold’s long-established and productive partnership with the State and people of Mali had provided the firm foundation for the decision to build another new mine there.

Chairman Philippe Liétard described Randgold’s continuing investment in the development of the Loulo-Gounkoto mine complex as a vote of confidence in Mali’s future. While the country was still in the process of re-establishing its democratic institutions after its political crisis earlier this year, Randgold believed that it had the will and ability to achieve a full recovery.

“Mali has shown in the past that it can work through its internal problems and come out stronger on the other side, and we believe it will do so again now, setting an example for other countries not only in Africa but across the world,” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 / +223 66 75 01 22	Financial Director Graham Shuttleworth +44 1534 735 333 / +44 779 771 1338

Group regional manager West Africa Mahamadou Samaké +223 66 75 61 36 / +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 or randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.